EXHIBIT 99.3

CERTIFICATE OF QUALIFIED PERSON

CERTIFICATE OF QUALIFIED PERSON

I, Geoffrey Charles Reed. B App Sc. MAusIMM (CP), do hereby certify that:

1.	I am a Senior Consulting Geologist for Reed Leyton Consulting, PO Box 6071 Dural NSW Australia 2158.

2.
This certificate applies to the technical report titled “Amended and Restated Technical Report for the Olserum REE Deposit Southern Sweden” and dated April 2, 2013 and amended and restated on June 20, 2013 (the “Technical Report”) with respect to the Olserum property (the “Property”).

3.
I graduated with a degree in Geology with a Bachelor of Applied Science from the University of Technology, Sydney, NSW, Australia, awarded in 1997. I have been a Member of the Australasian Institute of Mining and Metallurgy since 1998. I have worked as a geologist for a total of over 15 years since my graduation from university.

4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I most recently personally inspected the Property from June 12 to 13, 2012.

6.	I am responsible for the preparation of all sections of the Technical Report.

7.	I am independent of Tasman Metals Ltd. as described in section 1.5 of NI 43-101.

8.
I have had prior involvement with the Property, namely, I am a “qualified person” responsible for the preparation of the technical report titled “Technical Report for the Olserum REE Deposit Southern Sweden” dated April 2, 2013 which is replaced and superseded by the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with that instrument.

10.
 At the effective date of the Technical Report, to the best of the my knowledge, information and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 20th day of June, 2013.

“Geoffrey Reed” Geoffrey Charles Reed. B App Sc. MAusIMM (CP)

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